Exhibit 99.1

Brüush Announces Appointment of New Directors, Reconstitution of Audit Committee

VANCOUVER, BC / August 8, 2024 / Bruush Oral Care Inc. (OTC Markets: BRSHF) (the "Company"), today announced the appointment of Matthew Friesen, Anthony Balic and Jonathan Lotz to the board of directors of the Company (the "Board") and the audit committee of the Board (the "Audit Committee"), effective August 7, 2024. Mr. Balic will serve as the Chairman of the Audit Committee. In connection with the appointments of Messrs. Friesen, Balic and Lotz, Kia Besharat and Robert Ward have resigned as directors of the Company, effective August 7, 2024. Following the reconstitution of the Board, the Board is now comprised of three (3) directors.

Matthew Friesen – Director

Mr. Friesen is an accomplished business professional with over two decades of experience in finance, sales, and strategic business development. His extensive background encompasses the successful operation and growth of an injection molding manufacturer, Global Plastics, growing the company to become the world's largest dispenser manufacturer for the paper industry until its acquisition by a major New York private equity group. Following the sale of Global Plastics, Mr. Friesen occupied various roles with Dispensing Dynamics International, including Executive VP of Sales & Marketing, and consultant to the Chief Executive Officer. Presently, Mr. Friesen serves as a director and Managing Partner of OCAL Financial, a financing and loan company with operations across Canada, as well as a director and the Chief Executive Officer of Barbizon Ventures Inc., a private equity investment firm headquartered in British Columbia. Mr. Friesen attended the University of British Columbia, and obtained a diploma in Financial Management, Investment Option (Honors) from the British Columbia Institute of Technology.

Anthony Balic – Director

Mr. Balic is a Chartered Professional Accountant (CPA) and is a Principal of Katuni Capital Corp., a private company providing corporate finance, accounting and capital advisory services to private and public companies. Mr. Balic serves as a director and/or officer to a number of junior public companies in the natural resource sector and was previously a senior manager at Deloitte LLP, where he specialized in assurance and advisory services for publicly listed mining companies based both in Canada and the United States.

Jonathan Lotz – Director

Mr. Lotz is the senior lawyer and the founder of Lotz & Company. Prior to Lotz & Company, Mr. Lotz worked as a partner at the international law firm, Heenan Blaikie LLP, where he headed the firm's Vancouver corporate securities and mining practices. He has represented public and private companies in all aspects of corporate and securities matters and has acted for a variety of clients in different sectors in North and South America, Europe, Asia, Africa and Oceania. Mr. Lotz is a member of the Bars of British Columbia and New York, and holds a B.Comm and LL.B from the University of British Columbia.

SAFE HARBOR FORWARD-LOOKING STATEMENTS

This press release of Bruush Oral Care Inc. contains “forward-looking statements”. Words such as “may”, “will”, “could”, “should”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates” and other comparable terminology are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses its vision, its strategy, and its products. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there could be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking statements except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statement, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements.